Exhibit 99.1

BioBlast Pharma Receives Orphan Drug Designation From The European
Commission For Cabaletta For The Treatment Of Spinocerebellar Ataxia (SCA)

TEL AVIV, Israel, June 29, 2015 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage orphan disease-focused biotechnology company, announced today that it has been granted Orphan Drug Designation by the European Commission for Cabaletta for the treatment of Spinocerebellar Ataxia (SCA).

BioBlast is currently conducting a Phase 2 study in patients suffering from SCA3 in Israel.

Cabaletta is a chemical chaperone that has been shown to prevent pathological aggregation of proteins within cells in several diseases associated with abnormal cellular-protein aggregation, including cell and animal models of Spinocerebellar Ataxia Type 3 (SCA3), Oculopharyngeal Muscular Dystrophy (OPMD), and other PolyA/PolyQ diseases.

BioBlast previously announced that it was starting a Cabaletta Phase 3 study in OPMD in Canada and the U.S.

“With the grant announced today, we have now received Orphan Drug Designation by both the European Commission and the U.S. FDA for Cabaletta in two diseases: Spinocerebellar Ataxia Type 3 (SCA3) and Oculopharyngeal Muscular Dystrophy (OPMD). This is yet another important step in the development of this drug candidate,” stated Colin Foster, President and Chief Executive Officer of BioBlast.

About Orphan Drug Designation

Orphan Drug Designation by the European Commission provides regulatory and financial incentives for companies to develop and market therapies that treat a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union (EU), and where no satisfactory treatment is available. In addition to a 10-year period of marketing exclusivity in the EU after product approval, orphan drug designation provides incentives for companies seeking protocol assistance from the EMA during the product development phase, and direct access to the centralized authorization procedure.

About Spinocerebellar Ataxia Type 3 (SCA3; Machado-Joseph Disease)

SCA3, also known as Machado Joseph disease, is the most common disease among the cerebellar ataxias, which are a group of genetic diseases that are characterized by memory deficits, spasticity, difficulty with speech and swallowing, weakness in arms and other muscular disorders. Symptoms can begin in early adolescence and get worse over time. Eventually SCA3 leads to paralysis, and severe cases can lead to an early death in the fourth decade of life. SCA3 is incurable, and there is currently no approved treatment for the disease.

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The company has a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable genetic orphan diseases.

The BioBlast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss our Phase 3 study in OPMD, that our diverse portfolio of product candidates has the potential to address unmet medical needs for incurable genetic orphan diseases, or that our platforms potentially address unmet medical needs and offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in BioBlast Pharma’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

U.S. Investor Contact

Andrew McDonald

Founding Partner

LifeSci Advisors, LLC

Andrew@LifeSciAdvisors.com

646-597-6987